Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2026, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, Food and Drug Administration, or FDA, and other regulatory approvals;

●	obtaining EMA and FDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to Intranasal Epinephrine, Intranasal Naloxone or other product candidates that we may seek to develop;

●	the commercial launch and future sales of Intranasal Epinephrine or any other future product candidates;

●	our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	third-party payor reimbursement for Intranasal Epinephrine;

●	our estimates regarding anticipated expenses, capital requirements, and our needs for additional financing;

●	changes to the patient market size and market adoption of Intranasal Epinephrine by physicians and patients;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Intranasal Epinephrine and Intranasal Naloxone;

●	submission of a Marketing Authorization Application, or MAA, and New Drug Application, or NDA, with the EMA and FDA for Intranasal Epinephrine;

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●	completion and receiving favorable results of clinical trials for Intranasal Epinephrine and Intranasal Naloxone;

●	our ability to raise capital through the issuance of additional securities;

●	issuance of patents to us by the U.S. PTO and other governmental patent agencies and our ability to maintain, protect, and enhance our intellectual property;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	our ability of our management team to lead the development of our product candidates;

●	our expectations regarding licensing, acquisitions, and strategic operations;

●	general market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war Israel is facing;

●	projected capital expenditures and liquidity;

●	the impact of competition and new technologies;

●	changes in our strategy; and

●	litigation.

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These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting us, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2025, or our Annual Report, which was filed with the SEC on March 25, 2026, and the other risk factors discussed from time to time by us in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Nasus” refer to Nasus Pharma Ltd. and our wholly-owned subsidiary, Nasus Pharma, Inc. Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Report of Foreign Private Issuer on Form 6-K to “NIS” are to New Israeli Shekels and references to “dollars” or “$” are to U.S. dollars. We prepare and report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Overview

We are a clinical-stage specialty pharmaceutical company focused on the development of innovative intranasal drugs. Intranasal administration is especially suitable for medical emergencies when prompt drug administration is critical, since the nose is lined up with a very rich vascular bed enabling quick drug absorption. We are developing a unique powder-based intranasal, or PBI, technology with a specialized product portfolio to address acute medical conditions and public health threats. We believe that PBI may be superior over liquid-based solutions due to potentially significantly higher dispersion of powder throughout the nasal cavity, thus creating a larger absorption area and enabling more rapid and higher drug absorption. In addition, the uniform spherical powder particles of our proprietary formulation may enhance the consistency and reliability of the delivered dose. The initial clinical trials of our PBI products involving different molecules performed thus far have demonstrated quicker and higher drug absorption over similar solution-based nasal products. However, to date we have only tested our product candidates on a relatively small patient population and none of our products have been approved by the FDA. Prior to obtaining FDA approval of any of our product candidates, we will need to perform additional clinical testing of our product candidates to confirm any benefits and advantages our products may have over similar nasal products.

Our mission is to offer better protection to patients during acute, severe and life-threatening medical conditions by an effective, user-friendly and immediately active PBI specialized products. To help achieve this we are focused on developing NS002, an Intranasal Epinephrine, and we have also been developing NS001, an Intranasal Naloxone, which we have paused, planning to pursue partnering opportunities for further development of NS001. We currently have no FDA-approved products. Development and regulatory approval of NS002 and NS001 will require significant costs and our success will depend, in part, on gaining market acceptance. In order to gain market acceptance in the United States, we will require specific approval from the FDA for our product candidates. We intend to seek approval of NS002 as an approved molecule and a new delivery route (with EpiPen autoinjector as the reference device) under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, and the comparable hybrid pathway in the European Union, or EU, though the FDA may not agree our candidates satisfy the requirements. To date we have conducted a twelve-patient pilot study and a twelve patients Phase 2 study of NS002 which was not powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be accurate due to small sample size. The pharmacokinetic, or PK, results of our Phase 2 study are in line with the known attributes of our nasal powder technology, namely: immediate absorption of Epinephrine and reaching higher peak plasma Epinephrine levels quicker compared to intramuscular, or IM, Epinephrine injections. In November 2025, we launched an additional Phase 2 study for NS002 in Canada, an open-label, fixed-sequence trial designed to evaluate the pharmacokinetic parameters and hemodynamic responses of NS002 compared to EpiPen in 50 healthy adults with a history of allergic rhinitis. We intend to conduct a pivotal clinical Phase 3 study that will include a subsection of self-administration, prior to submission to the FDA for marketing approval. We also intend to separately perform various stability, reliability, usability, preclinical and pediatric studies. We have not yet made an investigational new drug, or IND, application for NS002. IND submission for NS002 is planned for the third quarter of 2026 following the completion of the additional Phase 2 studies.

In addition, we are developing NS003, our proprietary intranasal powder formulation of ondansetron, for the treatment of chemotherapy-induced and post-operative nausea and vomiting. In June 2026, we announced positive results from completed preclinical animal studies of NS003, which demonstrated a pharmacokinetic profile comparable to intravenous ondansetron and a favorable safety profile. We plan to initiate a first-in-human pharmacokinetic study in the third quarter of 2026.

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Our platform technology can also be incorporated into other products as it has been tested with additional preclinical and in-vitro molecules based on our proprietary nasal powder formulation and technology, including intranasal midazolam powder nasal spray for the treatment of acute seizures, intranasal atropine powder nasal spray for the treatment of organophosphate poisoning and intranasal ondansetron powder nasal spray for the treatment of intractable vomiting. Competition in the pharmaceutical industry is intense, with many competitors possessing greater resources, experience and market presence.

The following graphic depicts the stages of development of our products and potential products.

Epinephrine

To date, we have incurred significant operating losses, generated no revenues from existing products and as of June 30, 2026 our accumulated deficit was $24.5 million. We expect that we will need to raise substantial additional funding in the future. See “Risk Factors – Risks Related to Our Financial Position and Capital Requirements” in our Annual Report.

Recent Developments

February 2026 Private Placement

On February 10, 2026, we entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, for a private placement financing, or the February 2026 Private Placement. Pursuant to the Securities Purchase Agreement, we agreed to issue and sell to certain institutional and accredited investors 2,695,425 of our Ordinary Shares and Ordinary Warrants to purchase up to 2,695,425 Ordinary Shares, or the Ordinary Warrants, at a combined purchase price of $5.565 per share and accompanying Warrant. The Ordinary Warrants have an exercise price of $6.53 per share, were immediately exercisable, and expire upon the earlier of two years from the date of issuance and 30 trading days following our announcement of the top-line results of the our NS002 pivotal study. The February 2026 Private Placement resulted in gross proceeds to us of $15.0 million, before deducting placement agent fees and other expenses. Exercise of the Ordinary Warrants in full would result in an additional $17.6 million in gross proceeds to us.

Appointment of Chief Executive Officer

On July 27, 2026, we appointed Mr. Brendan O’Grady as our Chief Executive Officer. Mr. O’Grady brings more than three decades of executive leadership experience in global biotechnology and pharmaceutical industries to our executive leadership team.

Components of Our Results of Operations

Operating Expenses

Our current operating expenses consist of two components — research and development expenses and general and administrative expenses.

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Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities. This includes conducting clinical trials and preclinical studies, manufacturing development efforts and activities related to regulatory filings for product candidates, as well as overhead costs. Our research and development expenses primarily consist of:

● salaries and personnel-related costs, including benefits and share-based compensation expense, for our scientific personnel for executing clinical trials, preclinical studies, regulatory activities and for performing research and development activities;

● costs related to executing clinical trials and preclinical studies;

● costs of third-party clinical consultants and expenses related to conducting clinical and pre-clinical trials;

● costs related to acquiring, developing and manufacturing materials for such clinical trials and preclinical studies; and

● other related overhead costs.

Research and development expenses are expensed as incurred except for share based compensation expenses which are accounted in accordance with ASC Topic 718, “Compensation-Stock Compensation. We record accrued expenses for research and development activities conducted, on our behalf, by third-party service providers, which include the performance of clinical trials and the conduct of preclinical studies. We record these accrued expenses based upon research and development activities performed by such third-party service providers and reported to us, and we include these costs in accrued liabilities in the consolidated balance sheets and within research and development expense in the consolidated statements of operations.

From inception through June 30, 2026, we have incurred approximately $16.3 million in research and development expenses to advance the development of our product candidates, as well as other preclinical research and development programs. Substantially all of our research and development expenses for the six months ended June 30, 2026 and 2025 were related to the development of NS001 and NS002.

We expect our research and development expenses to increase materially as we advance additional product candidates through clinical development, continue to expand our product pipeline, progress manufacturing and Chemistry, Manufacturing, and Controls activities, and further invest in our research and development capabilities, including personnel. At this time, we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the development of our product candidates.

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General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional services fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

We expect our general and administrative expenses will increase in the future to support continued research and development activities. We also incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs, as well as investor, public relations and compliance expenses, associated with operating as a public company. We expect increased expenses if any of our product candidates receive regulatory approval and are determined to build a commercial infrastructure to support commercial sales and marketing of our products.

Comparison of the Six Months Ended June 30, 2026 and June 30, 2025

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Six Months Ended
	June 30,
U.S. dollars in thousands	2026	2025
Operating Expenses
Research and development expenses	$2,589	$289
General and administrative expenses	3,452	528
Total operating expenses	6,041	817
Operating loss from continuing operations	(6,041)	$(817)
Change in fair value of convertible securities	-	(326)
Interest income	128	-
Other expenses, net	(35)	(51)
Loss from continuing operations	(5,948)	(1,194)
Net income (loss) from discontinued operations	6	(58)
Net loss	$(5,942)	$(1,252)

Research and development expenses

Research and development expenses increased by 796% to $2,589 thousand during the six months ended June 30, 2026 compared with $289 thousand for the six months ended June 30, 2025. The increase is primarily due to expenses paid in connection with the development of NS002 out of which, there was an increase of $1,585 thousand in clinical research expenses primarily performed by third party providers, an increase of $547 thousand in payroll and payroll related expenses and an increase of $168 thousand in share-based compensation expenses.

General and administrative expenses

General and administrative expenses increased by 554% to $3,452  thousand for the six months ended June 30, 2026, compared to $528 thousand for the six months ended June 30, 2025. The increase was primarily attributable to an increase of $1,286 thousand in costs associated with us becoming a public company, an increase of $811 thousand for business consultants expenses, an increase of $633 thousand in payroll and payroll related expenses due to new hires and management bonuses and an increase of $194 thousand in share-based compensation expenses.

Operating Loss from Continuing Operations

Based on the foregoing, our operating loss was $6,041 thousand for the six months ended June 30, 2026, compared to the operating loss of $817 thousand for the six months ended June 30, 2025.

Change in Fair Value of Convertible Securities

There was no change in fair value of convertible securities recognized for the six month ended June 30, 2026 as compared to the financial expense of $326 thousand for the six months ended June 30, 2025 as all the Simple Agreements for Future Equity, or SAFEs, were all converted to equity as triggered by our initial public offering, or the IPO.

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Interest income

Interest income for the six months ended June 30, 2026 amounted to $128 while there was no interest income for the six months ended June 30, 2025. The interest income was earned from our short-term deposits as a result of higher cash balances available for investment during the current period.

Other expenses, net

Other expense net for the six months ended June 30, 2026 were $35 thousand compared to $51 thousand for the six months ended June 30, 2025. The other expenses were mainly attributable to the bank fees plus the net of the effect of the foreign exchange fluctuations.

Net loss

As a result of the foregoing, our net loss totaled $5,942 for the six months ended June 30, 2026, representing an increase of $4,690 thousand, or 375%, compared to a net loss of $1,252 thousand for the six months ended June 30, 2025.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2025, we have funded our operations primarily through proceeds from equity financing and the issuance of convertible securities in the form of SAFEs, proceeds from our IPO and the issuance of shares through the February 2026 Private Placement. As of June 30, 2026, we had $11,904 thousand in cash and cash equivalents, restricted cash and short-term deposits, compared with $4,340 thousand as of December 31, 2025.

On August 13, 2025, we successfully completed our IPO and in September 2025, we closed on a partial exercise of the over-allotment option by the underwriters of our IPO, raising an aggregate of $10 million in gross proceeds to advance our research, development and clinical trial activities. In addition, we received $15.0 million in gross proceeds in connection with our February 2026 Private Placement. As of August 17, 2026, our cash and cash equivalents, restricted cash and short-term deposits were approximately $10.3 million. Additional funding will be required to complete our research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of our products and to achieve a level of sales adequate to support our cost structure. While we have been able to raise outside capital in the past, there can be no assurance that we will be able to successfully obtain additional financing on a timely basis in terms acceptable to us, if at all.

Management expects that the Company will continue to generate losses from the clinical development and regulatory activities of its product candidates, which would result in negative cash flow from operating activity. This has led management to conclude that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

The table below presents our cash flows for the periods indicated.

	Six Months Ended
	June 30,
U.S. dollars in thousands	2026	2025
Net cash used in operating activities	$(6,036)	$(433)
Net cash used in investing activities	(955)	-
Net cash provided by financing activities	13,602	360
Net increase decrease in cash and cash equivalents	6,613	(79)

Net cash used in operating activities

Net cash used in operating activities for the six months ended June 30, 2026 was $6,036 thousand, an increase of $5,603 thousand, or approximately 1,294%, compared to net cash used in operating activities of $433 thousand for the six months ended June 30, 2025. The increase in cash used in operating activities was primarily attributable to the higher loss from continuing operations of $6,036  thousand, partially offset by $513 thousand of share-based compensation and a $2 thousand foreign exchange gain. Net changes in working capital also contributed to the increase in cash used in operating activities, primarily due to a $483 thousand decrease in accounts payable and a $184 thousand decrease in accrued expenses and other current liabilities, partially offset by a $108 thousand decrease in prepaid expenses and other current assets.

Cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2026 was $955 thousand while there was no cash used in investing activities for the six months ended June 30, 2025. The net cash used in investing activities for the six months ended June 30, 2026 is attributable to the investment of funds from the February 2026 Private Placement in interest-bearing short-tern bank deposits, as well as the purchase of office equipment for new hires.

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Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2026 was $13,602 thousand, compared to net cash provided in financing activities $360 thousand during the six months ended June 30, 2025. Net cash provided by financing activities was primarily attributable to issuance of securities in our February 2026 Private Placement.

The increase is mainly attributable to our fundraising activities related to the issuance of securities in our February 2026 Private Placement net of the payments made in relation to the offering cost.

Net increase decrease in cash and cash equivalents

As a result of the foregoing, our net increase in cash and cash equivalents totaled $6,613 thousand for the six months ended June 30, 2026, representing an increase of $6,692 thousand, or 8,471%, compared to a net decreased in cash and cash equivalents of $79 thousand for the six months ended June 30, 2025. This increase is mainly due to financing activities.

Current Outlook

As of June 30, 2026, our cash and cash equivalents, restricted cash and short-term deposits were approximately $11.9 million, we had working capital of $10.9  million and an accumulated deficit of $24.5  million. As of August 17, 2026, our cash and cash equivalents, restricted cash and short-term deposits were approximately $10.3 million.

Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through the second quarter of 2027.

However, our operating plans may change as a result of many factors that may currently be unknown to us and we may need to seek additional funds. Our future capital requirements will depend on many factors, including:

●	our ability to sell our products according to our plans;

●	the progress and cost of our research and development activities;

●	the costs associated with the manufacturing our products;

●	the costs of working capital;

●	significant new orders that need to be financed;

●	the cost of our commercialization efforts, marketing, sales and distribution of our products the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Estimates” under “Operating and Financial Review and Prospects” section in our Annual Report, as well as our unaudited interim condensed consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2026, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

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